**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-US: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
    Describe the Nature of the Amendment: This amendment to the Offering Statement on Form C amends and restates the Form C/A filed by the Issuer on April 9, 2026 to: (i) extend the Time-Based Bonus "second month" period through June 26, 2026, with a 3% bonus allocation applicable to investments completed on or before such date; (ii) increase the Amount-Based Bonus for investments of $10,000 or more from 7% to 10% and for investments of $25,000 or more from 10% to 15%, in each case on a retroactive basis to the Launch Date; and (iii) extend the Offering Deadline from September 1, 2026 to December 31, 2026. Except as specifically amended hereby, all other terms of the Form C, as previously amended, remain unchanged.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

American Power Gen Co.

***Legal status of Issuer:***

    ***Form:***

    Corporation

    ***Jurisdiction of Incorporation/Organization:***

    Delaware

    ***Date of Organization:***

    December 8, 2025

***Physical Address of Issuer:***

1980 Post Oak Boulevard, Suite 200, Houston, TX 77056

***Website of Issuer:***

www.americanpowergen.com

***Is there a co-issuer?*** X *yes* *no.*

***Name of Co-Issuer:***

American Power Gen CF LLC

***Legal status of Co-Issuer:***

***Form:***

Limited Liability Company

***Jurisdiction of Incorporation/Organization:***

Delaware

***Date of Organization:***

January 28, 2026

***Physical Address of Co-Issuer:***

1980 Post Oak Boulevard, Suite 200, Houston, TX 77056

***Website of Co-Issuer:***

None

***Name of Intermediary through which the Offering will be Conducted:***

DealMaker Securities LLC

***CIK Number of Intermediary:***

0001872856

***SEC File Number of Intermediary:***

008-70756

***CRD Number of Intermediary:***

315324

***Name of qualified third party "Escrow Agent" which the Offering will utilize:***

Enterprise Bank & Trust

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

At the conclusion of the Offering, the Issuer shall pay a fee of 8.5% of the dollar amount raised in the Offering to the Intermediary. In addition, the Issuer has agreed to pay to the Intermediary and/or its affiliates a monthly fee of $15,000.00 for the duration of the Offering, as well as a one-time set-up fee of $50,000.00.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

N/A

***Type of Security Offered:***

Class B Common Stock

***Target Number of Securities to be Offered:***

38,648

***Price (or Method for Determining Price):***

$2.50

***Target Offering Amount:***

$100,001.70

***Oversubscriptions Accepted:***

☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

***Maximum offering amount (if different from Target Offering Amount):***

$4,999,999.61

***Deadline to reach the Target Offering Amount:***

December 31, 2026

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

2

| | Most recent fiscal year-end (2025) | Prior fiscal year-end* |
|---|---|---|
| **Total Assets** | $1,000.00 | $0.00 |
| **Cash & Cash Equivalents** | $1,000.00 | $0.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $0.00 | $0.00 |
| **Long-term Debt** | $112,200.00 | $0.00 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | $(112,200.00) | $0.00 |

\* The company was incorporated on December 8, 2025 and, as of the date of this filing, has completed a short fiscal year. Accordingly, the financial information presented herein reflects the period from inception through December

31, 2025. Pursuant to Rule 201(t) of Regulation Crowdfunding, the summary financial information presented above reflects the period since inception. Audited financial statements of the Company, covering the period from December 8, 2025 (inception) through December 31, 2025, are attached hereto as Exhibit A and made a part hereof. The financial information of American Power Gen CF LLC, the Crowdfunding SPV, for the period commencing on January 28, 2026 (its inception date), is attached hereto as Exhibit B and made a part hereof.

***The jurisdictions in which the issuer intends to offer the Securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, U.S. Virgin Islands, Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**May 29, 2026**

**American Power Gen Co.**



**Up to $4,999,999.61 of Class B Common Stock**

American Power Gen Co. ("**APG**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $100,001.70 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,999.61 (the "**Maximum Offering Amount**") of non-voting Class B Common Stock (the "**Securities**"), at a purchase price of $2.50 per share on a contingency basis as described in this Form C (this "**Offering**"), plus an additional 3.5% Investor Processing Fee. The investment will be made through American Power Gen CF LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act of 1940, as amended, pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933, as amended (the "**Crowdfunding SPV**"). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ("**Regulation CF**"), using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

|  | **Price to Investors** | **Service Fees and Commissions (1)** | **Net Proceeds** |
|---|---|---|---|
| **Minimum Individual Share Purchase Amount (2)** | $1,000.00 | $85.00 | $915.00 |
| **Investor Processing Fee (3)** | $35.00 | $2.98 | $32.02 |
| **Target Offering Amount** | $100,001.70 | $8,500.14 | $91,501.56 |
| **Maximum Offering Amount** | $4,999,999.61 | $424,999.97 | $4,575,999.64 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants. This also excludes fixed fees and monthly fees paid or to be paid to Intermediary.

(2)     The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special

investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

(3) The Company will charge each Investor a fee of 3.5% of the Investor's investment amount (the "**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF (as described in the section below titled "*The Offering and The Securities*") and is in addition to the $1,000.00 minimum investment per Investor. The Intermediary receives a commission on this Investor Processing Fee collected.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 4.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. IN ADDITION TO THE TRANSFER RESTRICTIONS, NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATION IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT, AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**NOTICE REGARDING THE ESCROW AGENT**

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS,

WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

Neither the Company nor the Crowdfunding SPV, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company nor its controlling person, is subject to any bad actor disqualifications under any relevant U.S. securities laws that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.americanpowergen.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.00;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates**

The Company will file a Form C-U with the SEC to disclose its progress toward meeting the target offering amount, as required by Rule 203(a) of Regulation Crowdfunding. Such Form C-U will be filed no later than five (5) business days after the Company reaches fifty percent (50%) and one hundred percent (100%) of the target offering amount.

The date of this Form C is May 29, 2026.

# TABLE OF CONTENTS

# ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C, and in any documents incorporated by reference herein, is accurate only as of the date of such documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company undertakes no obligation to update, supplement, or otherwise revise this Form C or any other materials provided in connection with this Offering, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Without limiting the foregoing, the Company will file amendments to this Form C to disclose material changes as required under Regulation Crowdfunding.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

American Power Gen Co. is a subchapter-C corporation incorporated on December 8, 2025, under the laws of the State of Delaware and headquartered in Houston, Texas.

American Power Gen Co. is a development-stage power generation company focused on identifying, securing, and advancing large-scale, dispatchable natural gas-fired power projects in Texas, primarily within the ERCOT market, with the objective of monetizing such projects through asset sales, joint ventures, or other strategic transactions following achievement of key development milestones, including site control, permitting, fuel access, and grid interconnection.

The Company is located at 1980 Post Oak Boulevard, Suite 200, Houston, TX 77056.

The Company's website is www.americanpowergen.com

The Company currently conducts business in Texas.

A further description of our business can be found on the Company's Offering campaign page on the Intermediary's website under https://invest.americanpowergen.com/ and is attached as Exhibit C to this Form C.

**The Offering**

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 38,648 |
| **Name of Securities** | Class B Common Stock+ |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 913,647 |
| **Maximum Offering Amount of Securities Offered** | 1,932,367 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 2,807,367 |
| **Price Per Security** | $2.50* |
| **Minimum Individual Purchase Amount**\*\* | $1,000.00* |
| **Maximum Individual Purchase Amount**\*\* | $1,000,000.00 (subject to Regulation CF limits)* |
| **Offering Deadline** | December 31, 2026 |
| **Use of Proceeds** | See the description of the use of proceeds on page 21 hereof. |
| **Voting Rights** | See the description of the voting rights on page 33 hereof. |

+ As an investor in this Offering, you will be purchasing non-voting common membership interest in American Power Gen CF LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement attached hereto as <u>Exhibit G</u>.

\* The Company will charge each Investor the Investor Processing Fee of 3.5% of the Investor's investment amount. The aggregate amount of fees paid by Investors will be included towards the $4,999,999.61 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors. The total minimum individual purchase amount of $1,035.00 will be assessed at the time of purchase, which consists of $1,000.00 plus the Investor Processing Fee of $35.00.

\*\* The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

## Risks Related to the Company's Business and Industry

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any early-stage company encounters.***

We were incorporated in Delaware on December 8, 2025 and have a limited operating history upon which our prospects and future performance may be evaluated. Our proposed operations are subject to the substantial risks inherent in the development of large-scale power generation and energy infrastructure projects. The likelihood of our success must be considered in light of the costs, delays, regulatory complexity, capital requirements, and execution risks frequently encountered by early-stage infrastructure development platforms.

We are not an electric utility and do not currently own or operate completed power generation facilities. Our business model is focused on identifying, controlling, advancing, and monetizing development-stage power generation and large-load infrastructure assets. Because we do not operate revenue-generating facilities, investors must rely on management's assessment of development opportunities, execution capability, regulatory processes, and market conditions. We expect to incur significant expenses, including site control, engineering, permitting, interconnection, and professional services, before any revenue is generated, and we may never generate material revenue or achieve profitability.

***Our ability to create and realize value depends on successfully advancing projects to construction-ready status and completing monetization transactions, which may not occur on favorable terms or at all.***

Our strategy is to create value by controlling and advancing permitted and interconnectable generation sites and pursuing multiple monetization pathways, including asset sales, joint ventures, tolling arrangements, or structured transactions. This strategy depends on our ability to (i) achieve key development milestones, (ii) secure sufficient financing to advance projects, and (iii) complete monetization transactions.

Monetization depends on market demand for late-stage development assets, the availability and cost of capital for potential buyers or partners, and counterparties' willingness to transact. Even if projects reach key milestones, strategic buyers may delay, renegotiate, or decline transactions. If monetization opportunities do not materialize as anticipated, we may be required to hold projects longer than expected, incur additional capital expenditures, or accept less favorable terms, any of which could materially impair returns.

***We face significant risk in securing, maintaining, and enforcing site control and related contractual rights, and deficiencies in site control could prevent or materially delay development or monetization.***

Site control arrangements, including ownership, leases, options, easements, and other contractual rights, may require continued payments, performance of conditions, or timely exercise. Counterparties may dispute terms, refuse extensions, or challenge enforceability. If we lose site control, are unable to obtain required access, or encounter title or encumbrance issues, we may be unable to proceed with permitting, interconnection, development planning, or monetization.

***We may not be able to secure sufficient financing to advance or monetize our development projects on favorable terms, or at all.***

Advancing large-scale power generation and related infrastructure projects requires substantial capital over extended development timelines. We will require additional financing beyond the proceeds of this Offering to maintain site control, fund permitting and interconnection activities, engage engineering and other professional services, and position projects for monetization. There can be no assurance that such financing will be available on favorable terms, or at all. Financing sources may include private equity, strategic partners, joint venture capital, asset-level transactions, or debt financing. Any such financing may impose restrictive covenants, require project-level control rights, increase leverage, or result in dilution of existing securityholders. If we are unable to obtain adequate financing when needed, we may be required to delay, curtail, or abandon development activities, which would materially and adversely affect our business and prospects.

***If we fail to achieve or maintain key development milestones, our projects may not become buildable, and we may not be able to create or realize value from our portfolio.***

Our strategy emphasizes that permitting, interconnection, site control, fuel access, and execution readiness are critical development bottlenecks and that significant value is created only when projects become construction-ready or "buildable." Development milestones can be delayed, challenged, or lost due to regulatory actions, adverse technical study outcomes, community opposition, evolving requirements, missed deadlines, or insufficient funding. If projects do not successfully progress through these milestones, they may not become construction-ready or monetizable, and their value could be materially reduced or eliminated.

***The ERCOT interconnection process and market structure are highly technical and uncertain; delays, adverse study results, network upgrade costs, congestion, or locational pricing dynamics could prevent projects from becoming buildable or economically viable.***

Grid interconnection is a key development bottleneck. Completion of feasibility studies does not assure timely completion of subsequent studies, acceptable upgrade costs, or ultimate interconnection approval. Interconnection often requires complex engineering analysis and system upgrades, and delays are common. If timelines extend, required upgrades increase, or interconnection rights are lost or curtailed, projects may not become economically viable or monetizable.

ERCOT operates a nodal, energy-only market in which transmission congestion and locational marginal pricing can materially affect project economics. Congestion patterns may change over time due to load growth, transmission expansion, or competing generation. If congestion or market volatility reduces expected economic performance, buyer interest and valuation for development-stage assets may decline.

***Our development plan depends on access to natural gas infrastructure, and disruptions, capacity constraints, curtailment practices, or inability to secure firm transportation could delay or impair our projects.***

Our current focus includes ERCOT-based natural gas generation projects. Proximity to pipeline infrastructure does not assure available capacity, acceptable commercial terms, or timely interconnection to fuel supply. Transportation constraints, curtailment practices, extreme weather events, regulatory changes, or market disruptions could affect development schedules and project attractiveness to potential buyers or partners.

***If we cannot secure turbine equipment, service agreements, or EPC contractor availability on acceptable terms, our projects may be delayed, devalued, or unfinanceable.***

Large-scale power projects depend on availability of Tier 1 turbine manufacturers, engineering, procurement, and construction contractors, and bankable contractual arrangements. OEM backlogs, pricing volatility, performance disputes, or inability to finalize financeable agreements could delay schedules and reduce project value.

***Our natural gas-focused strategy exposes us to fuel price volatility, electricity price fluctuations, and emissions- and policy-related risks that could reduce project economics, asset values, or buyer demand.***

The economics of natural gas-fired generation assets depend in part on the relationship between natural gas prices and electricity market prices. Natural gas prices are volatile and may fluctuate due to weather, supply and demand imbalances, infrastructure constraints, regulatory developments, or geopolitical events. Increases in fuel costs may compress margins or render projects uneconomic where costs cannot be fully passed through.

Wholesale electricity prices are likewise subject to significant volatility based on regional supply and demand dynamics, renewable generation penetration, transmission constraints, market design changes, and broader economic conditions. Sustained declines in electricity prices or increased competition from lower-cost generation sources could reduce revenues, impair asset values, and limit exit opportunities. Changes in emissions standards, carbon-related policies, permitting requirements, or broader decarbonization initiatives may increase costs, delay development, restrict operations, or reduce long-term demand for natural gas-fired assets.

Any of these factors could materially and adversely affect our business, financial condition, results of operations, and the value of the securities offered hereby.

***The Company will need additional capital, which could result in dilution or other unfavorable terms for investors.***

The Company will not have sufficient capital to meet its long-term development needs and will be required to raise additional funds. Obtaining credit for development-stage power generation projects can be challenging, particularly on favorable terms. Even if the Company is able to secure necessary debt financing, it expects that it may need to raise additional equity capital, modify its development plans, or take alternative actions. Raising additional equity capital would require the Company to bring in new investors, which could dilute existing investors' ownership percentages or reduce the value of their investments. Institutional or strategic investors may negotiate more favorable terms than those offered in this Offering, including lower purchase prices per share or securities with preferential rights. If adequate funding is not available when needed, the Company may be required to delay or reduce the scope of its project development activities, including permitting, interconnection advancement, or other project-level initiatives, which could materially harm its business, financial condition, and results of operations.

***The Company's ability to advance its development projects depends on the performance of third parties.***

The Company relies on landowners, permitting consultants, engineers, interconnection counterparties, pipeline operators, turbine manufacturers, engineering, procurement, and construction ("**EPC**") contractors, and potential buyers or joint venture partners. Development-stage power generation involves complex coordination among multiple counterparties. Failure of any key counterparty to perform, insolvency, contractual disputes, delays, or failure to finalize bankable agreements could materially delay project milestones, increase costs, or reduce monetization opportunities.

***The Company's future revenues are uncertain and may not meet expectations.***

The Company does not currently generate operating revenues, and its ability to achieve profitability will depend primarily on successfully advancing and monetizing development-stage power generation and related infrastructure assets. Revenues, if any, are expected to be derived from asset sales, joint ventures, project-level equity transactions, or other strategic arrangements, the timing and terms of which are inherently uncertain and dependent on market conditions, capital availability, regulatory developments, and counterparty demand. Projections or assumptions regarding potential monetization events may not be realized, and there can be no assurance that future revenues will meet expectations or occur within anticipated timeframes.

***We expect to incur losses for the foreseeable future and may be unable to generate or sustain sufficient revenue, cash flows, or profitability.***

Since inception, we have incurred losses and expect to continue incurring losses as we fund development-stage activities, including permitting, interconnection, engineering, and other project advancement efforts. Because we do not currently operate revenue-generating assets, our ability to achieve profitability depends on successfully advancing and monetizing development projects, the timing and outcome of which are uncertain. Even if monetization transactions occur, there can be no assurance that revenues or cash flows will be sufficient to achieve or sustain profitability. If we are unable to generate adequate revenue or cash flow, we may be unable to continue operations.

***Our profitability and project economics are vulnerable to cost increases, inflation, and energy market conditions.***

Development-stage generation projects are sensitive to increases in construction costs, equipment pricing, labor rates, financing costs, and professional service fees. In addition, natural gas prices are subject to volatility due to weather events, supply-demand imbalances, pipeline constraints, and geopolitical developments. Inflationary pressures, supply chain disruptions, or adverse energy market conditions could reduce the economic attractiveness of projects to potential buyers and impair monetization value.

***Our strategy is materially dependent on continued growth in large-load demand, and changes in demand trends could reduce the market opportunity for our projects.***

We reference structural demand drivers such as data centers, manufacturing reshoring, population growth, and digital infrastructure expansion. These trends may not materialize as anticipated. A slowdown in data center development, macroeconomic contraction, technology shifts, energy policy changes, or financing constraints could reduce buyer demand and compress valuations.

***Our identified data center development opportunities may not be acquired, completed, financed, or monetized and may require additional infrastructure dependencies beyond power generation.***

Data center development may require additional real estate, fiber connectivity, water access, utility coordination, permitting, and commercial arrangements. If we are unable to secure required rights, partners, or end-user demand, these opportunities may not generate anticipated value.

***Unforeseen difficulties in establishing and maintaining critical third-party relationships may impair our ability to advance or monetize projects.***

We may face difficulty establishing and maintaining relationships with engineers, consultants, turbine manufacturers, engineering, procurement, and construction contractors, interconnection counterparties, natural gas infrastructure providers, and potential strategic or financial partners that are critical to advancing and monetizing our development-stage projects. Such challenges may include difficulty recruiting and retaining qualified technical personnel, securing reliable counterparties, coordinating complex regulatory and engineering processes, or navigating commercial negotiations. Unforeseen disruptions in these relationships, including supply chain constraints, labor shortages, regulatory delays, or counterparty disputes, could materially delay project advancement or impair our ability to execute monetization transactions. If we are unable to develop and sustain these critical relationships, our ability to generate revenue and achieve profitability could be materially adversely affected.

***We may be required to provide representations, warranties, and indemnities in connection with asset sales or joint ventures, creating contingent liabilities and reducing net proceeds.***

Buyers of development-stage assets may require extensive representations, escrow arrangements, holdbacks, or indemnification obligations. If post-closing claims arise, we may incur significant costs or repayment obligations.

***Our business development efforts may be costly and may not result in successful transactions.***

We incur and expect to continue incurring expenses related to sourcing, evaluating, and advancing development-stage power generation opportunities and engaging potential strategic or financial counterparties. Although we seek to allocate resources efficiently, there can be no assurance that such efforts will result in project acquisitions, advancement milestones, or monetization transactions. If our business development expenditures do not lead to successful project outcomes, our financial condition and prospects may be adversely affected.

***Our estimates regarding portfolio size, megawatt capacity, project timelines, and expected commercial operation dates are subject to substantial uncertainty, and actual outcomes may differ materially.***

Any references to anticipated megawatt capacity, development pipeline size, or expected timing are based on assumptions regarding permitting, interconnection, equipment availability, financing conditions, and market demand. Actual results may differ materially due to delays, regulatory developments, market changes, or other factors beyond our control.

***Our operating results may fluctuate significantly due to factors outside our control.***

Our financial results may fluctuate from period to period due to the timing of development expenditures, the advancement or delay of project milestones, and the occurrence or non-occurrence of monetization transactions. Because we do not operate revenue-generating assets and expect revenues, if any, to be transaction-based, our results may vary significantly depending on regulatory approvals, interconnection outcomes, capital market conditions, counterparty demand, cost volatility, and broader energy market conditions. As a result, period-to-period comparisons may not be meaningful, and our results may not be indicative of future performance.

***Our financial statements have been prepared on a going concern basis and we must raise additional capital to fund our operations in order to continue as a going concern.***

SetApart Accountancy Corp., our independent registered public accounting firm, has included an explanatory paragraph in its report accompanying our audited financial statements stating that, as discussed in Note 6 to the financial statements, certain conditions indicate that the Company may be unable to continue as a going concern. We have incurred losses since inception and do not currently generate operating revenues. If we are unable to improve our liquidity position by raising additional capital or otherwise, we may be unable to continue as a going concern. The audited financial statements do not include any adjustments that might result if we are unable to continue in operation, and, if we are required to liquidate or cease operations, investors could lose all or a substantial portion of their investment.

### We are dependent on our founders and key management personnel.

The Company is dependent on the continued services of its founders, Peter Perri III and Vince Palmieri, and other key management personnel. Our business strategy relies on their experience, industry knowledge, relationships, and ability to source, advance, and monetize development-stage projects. The loss of either founder or other key personnel could materially impair our ability to execute our strategy. We do not currently maintain key person insurance on our founders. In addition, competition for qualified personnel in the energy infrastructure sector is significant, and we may have difficulty attracting or retaining individuals with the necessary technical, regulatory, and commercial expertise. The inability to retain or recruit qualified personnel could materially adversely affect our business and prospects.

### Members of our management team and certain advisors may have competing commitments that could limit the time devoted to our business or give rise to conflicts of interest.

Members of our management team and certain advisors participate in other business ventures and are not required to devote their full time to the Company. As a result, they may devote only a portion of their professional time to our affairs, which could limit their availability to manage and advance our development activities. In addition, these outside activities may present potential conflicts of interest, including opportunities that may be suitable for the Company but are pursued elsewhere. Any such competing commitments or conflicts could adversely affect our business and prospects.

### In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel to execute our business strategy.

Recruiting and retaining personnel with expertise in power generation development, permitting, interconnection, engineering coordination, and project finance is critical to our success. Competition for such personnel is significant, and we may be unable to attract, retain, or adequately develop individuals with the required experience. Failure to do so could delay project advancement, impair execution of our strategy, and materially adversely affect our business and prospects.

### The Company and the Manager may face certain conflicts of interest.

The Manager of the Crowdfunding SPV is the Company. As a result, the same individuals responsible for managing the Company's operations will also be responsible for administering the Crowdfunding SPV and its investment in the Company. The interests of the Company and the interests of investors participating through the Crowdfunding SPV may not always be aligned. The Manager will devote such time to managing the Crowdfunding SPV as it determines, in its sole discretion, is necessary or appropriate, and the Manager and its affiliates may have other business activities and responsibilities that compete for their time and attention. From time to time, conflicts of interest may arise between the Company, the Crowdfunding SPV, and the members of the Crowdfunding SPV, including with respect to the allocation of managerial time and resources, decision relating to the administration of the Crowdfunding SPV, or actions taken by the Company that may affect the value of the Crowdfunding SVP's investment. The Manager does not expect to adopt formal procedures or policies specifically designed to resolve conflicts that may arise between the Company, the Crowdfunding SPV, and the members of the Crowdfunding SPV. As a result, investors will be relying on the judgment and good faith of the Manager in situations where conflicts may arise. Please see the section of this Form C entitled 'Transactions with Related Persons and Conflicts of Interest' for further details.

***Changes in federal, state, or local laws and regulations could increase our costs and adversely affect our business.***

The Company's projects are subject to extensive regulatory requirements, including air permitting, environmental compliance, interconnection procedures, and fuel infrastructure regulation. The Company's development activities are concentrated in Texas within the ERCOT market, and changes in ERCOT market rules, reliability requirements, emissions standards, methane regulations, carbon-related policies, or other regulatory initiatives could increase costs, delay project advancement, or reduce the attractiveness of natural gas-fired development assets to potential buyers. Adverse regulatory changes could materially impair the Company's ability to advance or monetize projects.

***Certain investment structures could expose us to regulatory risks under the Investment Company Act of 1940.***

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), and Investors will not be afforded the protections of the Investment Company Act, such as oversight by a board of disinterested directors, affiliated transaction limitations, restrictions on borrowing and safeguards related to custody of the Company's assets. If a substantial portion of our assets were deemed to consist of investment securities within the meaning set forth under the Investment Company Act, rather than operating assets, we could risk characterization as an investment company, subjecting us to significant regulatory requirements and operational restrictions. If the Company were to be required to register under the Investment Company Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

***The Company does not currently own or control any intellectual property, which may make it difficult to protect its brand and business model.***

The Company does not currently own registered trademarks, patents, or other material intellectual property rights. Although our business is not dependent on proprietary technology, we rely on confidential information, project data, and commercial relationships in advancing development-stage opportunities. We intend to use customary confidentiality and assignment provisions in agreements with employees, advisors, and consultants; however, such measures may be insufficient to prevent unauthorized use or disclosure. If proprietary information is misused or if we are unable to protect our business identity, our competitive position could be adversely affected.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Global crises and geopolitical events that are beyond the Company's control, such as COVID-19, the Russo-Ukrainian War and the Israel-Hamas War, can have a significant adverse effect our business.***

Unforeseeable and uncontrollable events, such as pandemics (including COVID-19), geopolitical conflicts (including the conflicts between Russia and Ukraine and Israel and Hamas), natural disasters, extreme weather events, supply chain disruptions, labor shortages, power shortages, telecommunication failures, or other global or regional crises, may negatively impact our business operations. We are vulnerable to such unpredictable events, which could disrupt development activities, delay permitting or interconnection processes, impair access to equipment or skilled labor, restrict capital markets, or increase costs. The manifestation of any of these events could materially adversely affect our operational progress, financial condition, and ability to advance or monetize development-stage projects.

Health crises, economic downturns, or geopolitical instability may also reduce capital availability, impair counterparty performance, or delay regulatory approvals, any of which could adversely affect our business.

**Risks Related to the Offering**

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***If the sum of the investment commitments of the Offering does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no Securities will be sold, all investments will be returned, and all commitments will be cancelled.***

The Company has set a Target Offering Amount of $100,001.70 for this Offering. However, there exists a risk that we may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled. and all committed funds will be returned to the respective investors. Our ability to achieve the Target Offering Amount is contingent on a variety of factors, including market conditions, investor interest, and economic circumstances, which may be beyond our control. Failure to reach the Target Offering Amount could limit our access to the necessary capital to support our strategic initiatives, potentially affecting our business expansion, product development, and overall financial stability.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering– it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

***The Company's success is contingent on raising sufficient capital, and even the Maximum Offering Amount will not be enough.***

The amount of capital the Company is attempting to raise in this Offering will not be enough to sustain the Company's current business plan. The Company is offering up to $4,999,999.61 in Securities and may close on investments once the minimum target amount of $100,001.70, the Target Offering Amount, is reached. Even if the maximum amount is raised, additional funds will be required for the Company to achieve its goals. If the Company fails to raise these funds—whether due to internal challenges or broader economic factors—it may not survive. Should the Company raise only the Target Offering Amount, it will need to secure additional funding to implement portions of its outlined plans in "Use of Proceeds."

***The Company has broad discretion in the use of proceeds, and projections are based on estimates that may not materialize.***

The success of the Company will depend significantly on the discretion and judgment of its management team regarding the application and allocation of proceeds from this Offering. The use of proceeds described in this Form C is based on current business plans and is subject to change. Management may find it necessary or advisable to reallocate portions of the net proceeds from one category to another, exercising broad discretion in doing so. Any projections or forward-looking statements regarding anticipated financial or operational performance are hypothetical and based on management's best estimates, which have not been reviewed by independent accountants. These projections rely on assumptions considered reasonable by management, but some assumptions may fail to materialize due to unforeseen circumstances or events beyond management's control. Consequently, actual results of operations may differ significantly from projections, and any projected outcomes cannot be guaranteed. Planned uses of proceeds include payment of intermediary fees, offering platform and shareholder administration costs, marketing costs, to pay back any short-term loans, legal and professional fees, project development costs, working capital, and other general corporate purposes, but there can be no assurance that these plans will be completed as described, or at all.

***The Company intends to use a portion of the proceeds from the Offering for working capital.***

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

**Risks Related to the Securities**

***You will not be investing directly into the Company, but into a crowdfunding vehicle.***

Changes to the securities laws that went into effect March 15, 2021, permit us to use a crowdfunding vehicle in this Offering. That means that you will invest in American Power Gen CF LLC (i.e., the Crowdfunding SPV), becoming a member of the Crowdfunding SPV, and that investment will be used by the Crowdfunding SPV to purchase our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Class B Common Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is a limited liability company formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on the Company, as the Manager of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities laws. The structure of the Crowdfunding SPV is explained further in the section herein titled '*The Offering And The Securities*.'

Please see <u>Exhibit F</u> and <u>Exhibit G</u> for the terms and conditions of investing via the Crowdfunding SPV, which is the sole method by which Investors may own a beneficial interest in the Securities.

***The Crowdfunding SPV Limited Liability Company Agreement may limit or eliminate fiduciary duties that might otherwise be owed to investors.***

The amended and restated limited liability company agreement governing the Crowdfunding SPV may contain provisions that limit or eliminate duties, including certain fiduciary duties, that might otherwise be owed by the Manager to the Crowdfunding SPV and its members. To the fullest extent permitted by applicable law, investors in the Crowdfunding SPV may be deemed to waive certain fiduciary duties and liabilities that might otherwise apply to the Manager in connection with its management of the Crowdfunding SPV and its assets. As a result, the Manager may have broader discretion in making decisions relating to the administration of the Crowdfunding SPV than would otherwise apply in entities where fiduciary duties are not limited or waived.

***The Crowdfunding SPV has elected to be taxed as a corporation, which may result in tax consequences that differ from investments in pass-through entities.***

The Crowdfunding SPV has elected to be treated as a corporation for U.S. federal income tax purposes. As a result, the Crowdfunding SPV itself may be subject to corporate-level taxation on its income, if any. Any distributions made by the Crowdfunding SPV to investors may therefore be subject to a second level of taxation at the investor level, depending on the investor's individual tax circumstances and applicable law. This structure differs from investments in entities that are treated as partnerships for tax purposes, where income, losses, and other tax attributes are generally passed through directly to investors.

Because the Crowdfunding SPV is treated as a corporation for tax purposes, investors will not receive pass-through allocations of income, losses, deductions, or credits from the Company or the Crowdfunding SPV. As a result, investors will not be able to use any losses incurred by the Company to offset other income for tax purposes. In addition, the tax consequences of an investment through the Crowdfunding SPV may vary depending on each investor's individual tax circumstances and changes in tax laws or regulations. Prospective investors should consult their own tax advisors regarding the federal, state, and local tax consequences of an investment in the Securities.

***An investment in the Company's Securities could result in a loss of your entire investment.***

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

***This investment is illiquid.***

There is no currently established market for reselling these Securities. If you decide that you want to resell these Securities in the future, you may not be able to find a buyer and the Securities are otherwise subject to certain transfer restrictions.

***There is no present market for the Securities, and any valuation of the Securities at this stage is difficult to assess.***

The offering price was not established in a competitive market and the valuation for the Securities was established by the Company in its discretion. The Company has set the price of its Class B Common Stock at $2.50 per share.

Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. The issuance of additional shares of Class B Common Stock, other capital stock, or additional option grants may dilute the value of your holdings.

In addition, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. We have set the price of the Securities with reference to the general status of the securities market and other relevant factors. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

***In addition to the transfer restrictions imposed on the Securities by the Company, the Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes, and not with a view to resale or distribution thereof.

***Investors will not have voting rights and will grant a third-party proxy broad power and authority to act on their behalf.***

In connection with investing in this Offering for the purchase of non-voting common membership interests in the Crowdfunding SPV, and subsequently, for the Crowdfunding SPV to purchase the Class B Common Stock, the Crowdfunding SPV will designate the Chief Executive Officer of the Company (the "**Proxy Appointee**") to act on its behalf, and consequently, to act on behalf of Investors, as agent and proxy in all respects. The Proxy Appointee will be entitled, among other things, to exercise the voting rights (if any) conferred upon the holder of the Class B Common Stock. Thus, by participating in the Offering, investors will grant broad discretion to a third-party (the Proxy Appointee and its agents) to vote on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Class B Common Stock. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the non-voting common membership interests in the Crowdfunding SPV or a holder of the Class B Common Stock to the Proxy Appointee and grant broad authority to the Proxy Appointee to take certain actions on behalf of the investor, including changing title to the Security.

***Investors participating through the Crowdfunding SPV may face practical limitations in exercising certain rights associated with the Securities.***

Regulation Crowdfunding permits the use of a crowdfunding vehicle provided that investors retain certain rights they would have had if they had invested directly in the Company. The Crowdfunding SPV amended and restated limited liability company agreement is expected to provide investors with the ability to direct the Crowdfunding SPV to assert certain rights under state or federal law and to provide instructions regarding the voting of securities or participation in tender offers or similar transactions conducted by the Company. However, because investors hold their interests indirectly through the Crowdfunding SPV, exercising these rights may involve procedural steps that could delay or complicate the process of asserting such rights or providing instructions.

In addition, investors who seek to cause the Crowdfunding SPV to assert rights on their behalf may be required to bear the costs associated with doing so, including legal or administrative expenses. In certain circumstances, those costs could exceed the value of the investor's investment. Furthermore, the process of soliciting and aggregating instructions from multiple investors may be inefficient or time-consuming, which could delay the Crowdfunding SPV's ability to act or result in missed opportunities. Certain contractual provisions governing the Securities or the Company's governing documents may also limit or supersede the ability of individual investors to direct specific actions.

***Investors may not have the ability to prevent a sale of the Company.***

The non-voting Class B Common Stock issued by the Company to the Crowdfunding SPV contains provisions that may require the holder of the non-voting Class B Common Stock to cooperate in certain transactions approved by the Company's equity holders, including a sale of the Company or substantially all of its assets. The Crowdfunding SPV amended and restated limited liability company agreement includes corresponding provisions intended to allow the Crowdfunding SPV to comply with such primary issuer-level obligations. If the Company's equity holders approve a transaction involving a sale of the Company or substantially all of its assets, the Crowdfunding SPV, as the holder of the non-voting Class B Common Stock, may be required to cooperate in the consummation of such transaction. As a result, investors participating through the Crowdfunding SPV may not have the ability to prevent or delay a sale of the Company that they believe is not in their best interests. Such a transaction could occur at a time, price, or on terms that some or all Investors would not independently choose and could result in Investors receiving less value for their investment than they expected, or potentially losing their entire investment.

***The Securities in this Offering have no protective provisions.***

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction involving the Company.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***The Company does not anticipate paying any cash dividends for the foreseeable future***.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness, and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

***The Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity in future financing rounds, to employees, and to third-party financing sources in amounts that are uncertain at this time, and as a consequence, the Crowdfunding SPV, as the holder of equity securities of the Company, will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.***

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Commonwealth of Virginia, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the agreement is sufficiently prominent that such a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

***You will need to keep records of your investment for tax purposes.***

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

***The Investor Transaction Fee may not count toward your cost basis for tax purposes.***

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

***There is no present market for the Securities, and any valuation of the Securities at this stage is difficult to assess.***

The Offering price was not established in a competitive market and the valuation for the Securities was established by the Company in its discretion. The Company has set the price of its Class B Common Stock at $2.50 per share, plus a 3.5% Investor Processing Fee for each transaction (see "*The Offering And The Securities*" for more details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly.

Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. The issuance of additional shares of Common Stock, Preferred Stock, other capital stock or additional option grants may dilute the value of your holdings.

In addition, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. We have set the price of the Securities with reference to the general status of the securities market and other relevant factors. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

*Investors will have no ability to impact or otherwise influence corporate decisions of the Issuer.*

Pursuant to the Primary Issuer Subscription Agreement, the form of which is attached hereto as Exhibit H, Investors will grant an irrevocable proxy to Peter Perri III, the Chief Executive Officer of the Company to vote their shares of Class B Common Stock on all matters put to a vote of the stockholders, as applicable by law, and Peter Perri III will vote all shares consistently with the majority holders of the Company's Common Stock. Furthermore, transferees of the shares of Class B Common Stock must also agree to be bound by the terms of the Subscription Agreement and all exhibits thereto. Peter Perri III will only terminate on the date that such shares of Class B Common Stock are converted to cash or a cash equivalent but shall continue as to any shares of Class B Common Stock not so converted.

*The Securities will be equity interests in the Company and will not constitute indebtedness.*

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

*As a minority shareholder, you will have limited influence over company decisions and face liquidation risks.*

The common stock that an investor is buying has no voting rights attached to them. You will additionally be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

# BUSINESS

**Description of the Business and Business History**

American Power Gen Co. is a corporation incorporated under the laws of the state of Delaware on December 8, 2025 and headquartered in Houston, Texas. The Company was formed to identify, control, advance, and monetize large-scale electric power generation and related energy infrastructure projects, primarily within the Electric Reliability Council of Texas ("**ERCOT**") market.

The Company focuses on dispatchable electric power generation. "Dispatchable" generation refers to power generation resources that can be turned on, ramped up, ramped down, or shut off at the direction of grid operators in response to system demand and reliability needs. This contrasts with intermittent resources such as wind or solar, whose output depends on weather conditions. The Company's current strategic emphasis is on natural gas-fired simple-cycle combustion turbine facilities, which management believes can provide controllable, rapid-start, and continuous power output with ERCOT's market structure. The Company does not represent that any particular generation technology will be economically superior under all market or regulatory conditions.

The Company does not currently own or operate completed power plants and has not generated revenues to date. Its activities to date have been limited to organizational matters and preliminary development-stage activities.

**Business Plan**

Development Model and Project Structure

The Company's business plan is development-focused. Rather than constructing and operating power plants as a long-term owner-operator, the Company seeks to advance projects through critical development milestones and position them for monetization through asset sales, joint ventures, sale of project-level equity interests, structured arrangements, or other strategic transactions.

Each individual power generation or large-load infrastructure opportunity (a "**Project**") is expected to be owned directly or indirectly by a separate project-purpose subsidiary (each, a "**Project Company**"), typically formed as a limited liability company. The Company expects to own a majority of each Project Company—in certain circumstances a Project Company may be jointly owned with third parties, strategic investors, or development counterparties. In all cases, the Company expects to exercise control over the management and development of the Project Company.

Investors in this Offering will purchase securities of the Company and will not hold direct equity interests in any project-level subsidiaries based on the terms of this Offering. The assets and liabilities of each Project Company are expected to be structurally separate from those of other Project Companies, although the Company may provide certain support, guarantees, or shared services in the future.

Industry Context

The Company's strategy is premised on management's view that electricity demand in Texas is increasing due to structural drivers including:

- expansion of data centers and artificial intelligence ("**AI**") workloads;
- industrial and manufacturing growth;
- population growth; and
- broader electrification trends.

The Company believes that in certain ERCOT load zones, including the Houston metropolitan region, the availability of interconnectable generation capacity and development-ready sites represents a critical constraint to incremental power supply deployment.

The Company focuses on dispatchable generation technologies, currently emphasizing natural gas-fired simple-cycle combustion turbine configurations, which management believes are capable of providing controllable and continuous power output within ERCOT's market structure. The Company does not represent that any particular generation technology is superior under all regulatory or economic conditions, and future fuel pricing, emissions regulation, and market rules may materially affect project economics.

<u>Development-Stage Focus</u>

The Company seeks to create value by advancing Projects through defined development milestones, which may include:

- identifying and evaluating potential project sites in ERCOT load zones;

- securing site control through ownership, purchase agreements, options, leases, or other contractual arrangements;

- advancing environmental review processes and obtaining air permits;

- conducting engineering and feasibility analyses;

- initiating and progressing through ERCOT interconnection processes, including applicable studies and execution of interconnection documentation;

- negotiating or securing access to natural gas supply and pipeline infrastructure;

- engaging engineering, procurement, and construction ("**EPC**") contractors and original equipment manufacturers ("**OEMs**") in preliminary discussions where applicable;

- pursuing large-load infrastructure coordination where applicable; and

- obtaining power purchase agreements, tolling arrangements, or other offtake agreements for the electric power output of a Project.

The Company seeks to reduce development risk and advance Projects to late-stage or construction-ready status prior to monetization. The Company's current business plan does not presently include the construction and operation of completed power plants, although future strategies may evolve.

There can be no assurance that any Project will reach a monetizable stage or that any transaction will occur on favorable terms or at all.

<u>Project Characteristics</u>

The Company intends to pursue Projects with characteristics that may include the following:

- Generation Technology: Primarily natural gas-fired simple-cycle combustion turbine facilities, designed to provide dispatchable capacity within ERCOT. The Company may evaluate alternative dispatchable technologies in the future, including combined-cycle gas turbines, dual-fuel configurations and other thermal technologies.
- Power Capacity: Utility-scale facilities generally in excess of 200 megawatts per Project, with certain identified opportunities described as approximately 250-500 megawatts in size.
- Location: Projects located within ERCOT load zones, including Houston and South Zone interconnection areas, selected based on factors such as:
  o Proximity to transmission infrastructure;
  o Interconnection capacity availability;
  o Access to natural gas pipelines;
  o Industrial or data center load demand; and
  o Local permitting environment.
- Site Control: Projects for which the applicable Project Company has secured, or is in the process of securing, site control through ownership, long-term lease, option agreements, or other enforceable contractual arrangements.
- Grid Interconnection: Projects that have initiated or progressed within ERCOT's interconnection process and, where applicable, executed interconnection documentation and completed feasibility-level studies.
- Fuel Access: Projects with identified access to natural gas pipeline infrastructure sufficient to support expected generation capacity.
- Development Stage at Monetization: The Company generally intends to advance Projects through meaningful permitting and interconnection milestones prior to pursuing monetization transactions. In certain circumstances, the Company may monetize Projects at earlier stages of development.

Current Development Portfolio

As of the date of this Offering, the Company has identified multiple power generation and large-load infrastructure opportunities in Texas. The Company estimates that its identified portfolio represents approximately three (3) gigawatts ("**GW**") of potential generation capacity. These estimates are preliminary and subject to change. The Company does not currently own all projects described as identified or targeted opportunities and may not ultimately acquire interests in all such projects.

The portfolio includes development-stage opportunities described as having advanced air permitting activities, progress within ERCOT interconnection processes, identified access to natural gas infrastructure, and control of site locations. Development status does not guarantee that any project will reach construction, financing, operation, or monetization.

As of the date of this Offering, the Company has identified two later-stage projects, which the Company defines as being approximately three to six months from anticipated monetization readiness. The Company has also identified two mid-stage projects, which are expected to require approximately six to twelve months to reach monetization readiness, and anticipates pursuing an additional two to four early-stage projects, generally characterized as twelve to eighteen months from anticipated monetization readiness.

While the Company expects to focus primarily on natural gas-fired generation projects, it has also identified large-load data center development sites, each described as having significant acreage and substantial grid interconnection capacity. These opportunities are characterized as identified or targeted projects and may not ultimately be acquired, financed, constructed, developed, or monetized.

Revenue Model

The Company does not currently generate operating revenue from electricity sales. The Company expects that any future revenues, if realized, will primarily be derived from the sale or strategic monetization of development-stage power and infrastructure assets, which may include proceeds from asset sales, sale of project-level equity interests, development fees, or structured transactions related to interconnection rights or site control. There can be no assurance that the Company will successfully complete monetization transactions or generate positive returns.

Operating Costs and Expenses

As a development-stage company with no operating facilities, the Company's expenses currently consist primarily of:

- Legal and professional fees;
- Engineering and consulting expenses;
- Permitting and regulatory costs;
- Interconnection study and related ERCOT fees;
- Site control payments (including option fees or deposits, where applicable);
- General and administrative expenses; and
- Ordinary corporate expenses, including accounting and compliance costs.

Individual Project Companies may incur development-stage expenses specific to their respective Projects. In the future, if a Project advances to construction or operation, additional project-level costs would be incurred, which could include EPC contract costs, equipment procurement costs, debt service, fuel supply arrangements, insurance, and operating and maintenance expenses.

**Competition**

The Company operates in a competitive environment that includes independent power producers, infrastructure investment funds, private equity-backed development platforms, utilities, vertically integrated energy companies, and other developers active in ERCOT interconnection processes. Many competitors possess substantially greater financial, technical, and operational resources than the Company.

Competition exists for development sites, interconnection capacity, turbine supply, EPC contractor availability, fuel access, and institutional capital. The Company's ability to compete will depend on its capacity to secure and advance development opportunities efficiently and to structure transactions attractive to strategic and financial counterparties.

**Customer Base**

The Company does not currently have operating customers. In a development-stage context, the Company's anticipated counterparties and target market participants include independent power producers, infrastructure investors, utilities and retail electric providers, hyperscale data center operators and AI infrastructure companies, industrial and manufacturing companies requiring large-load capacity, and strategic energy or infrastructure funds seeking advanced-stage power generation and infrastructure assets within ERCOT.

**Supply Chain**

As of the date of this filing, the Company has not commenced operations and has not entered into material supply or construction contracts. In the ordinary course of advancing development-stage projects, the Company expects to engage third-party consultants, engineering firms, environmental advisors, interconnection specialists, EPC contractors, OEMs, and professional service providers, as required.

**Intellectual Property**

The Company does not currently own or hold any registered trademarks, copyrights, or patents.

The Company has registered the following domain name, which it intends to use in connection with its business operations:

- www.americanpowergen.com

The Company anticipates that, as its business develops, it may create or obtain intellectual property rights, including trademarks and copyrights, to protect its brand, materials, and business operations. In addition, the Company expects to implement customary intellectual property assignment and confidentiality agreements with its employees, advisors, and consultants to protect the Company's business methods, know-how, and other proprietary information.

**Governmental/Regulatory Approval and Compliance**

The Company has not commenced power generation operations and is not currently subject to operating-level utility regulation. However, the development of large-scale power generation facilities in Texas is subject to extensive federal, state, and local regulatory requirements, including environmental and air permitting, ERCOT interconnection processes, transmission and grid compliance requirements, and applicable land-use and local approvals.

The Company's projects may require approvals from environmental and air quality regulators, ERCOT and transmission providers, and other governmental authorities. Future operations, if any, may also be subject to ongoing regulatory compliance obligations. Regulatory requirements are subject to change, and there can be no assurance that required approvals will be obtained on acceptable terms or within anticipated timelines.

**Litigation**

As of the date of this filing, the Company is not a party to any pending legal proceedings and is not aware of any threatened legal proceedings against it.

**USE OF PROCEEDS**

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees (1) | 8.5 % | $8,500.14 | 8.5% | $424,999.97 |
| Offering Platform & Shareholder Administration Costs | N/A | N/A | 2.5% | $125,000.00 |
| Marketing Costs (2) | 30.0% | $30,000.51 | 25.0% | $1,250,000.00 |
| Short-Term Loan | N/A | N/A | 3.5% | $175,000.00 |
| Legal & Professional Fees | N/A | N/A | 1.0% | $50,000.00 |
| Project Development Costs (3) | 49.0% | $49,000.83 | 52.5% | $2,625,000.00 |
| Working Capital (4) | 12.5% | $12,500.21 | 7.0% | $349,999.64 |
| **Total** | **100%** | **$100,001.70** | **100%** | **$4,999,999.61** |

(1) The amount reflected above represents the commission payable by the Company to the Intermediary, calculated as a percentage of the gross proceeds raised in the Offering. This figure excludes fees payable by the Company to its professional advisors, including attorneys and accountants, as well as fixed and ongoing monthly fees payable to the Intermediary. In addition, the Company will charge each Investor an Investor Processing Fee of 3.5% of the Investor's investment amount, on which the Intermediary will charge a commission, which is reflected in the table above.

(2) This figure represents amounts allocated to marketing and investor outreach, and are expected to include the development and maintenance of offering-related digital infrastructure (including website design and analytics integration), preparation of investor communications and campaign materials, production of a campaign video, digital advertising creative, and related campaign reporting and optimization services.

(3) This figure represents amounts allocated to project development costs. See the section titled "*Business – Business Plan*" for additional information.

(4) Working capital and contingency includes general corporate expenses such as payroll, legal and accounting costs, software and infrastructure expenses, insurance, administrative overhead, and other operating expenses. A portion of these funds may also be used as a contingency reserve to address unforeseen expenses, timing differences in capital deployment, or adjustments to the Company's business plan. The

Company retains discretion to allocate these funds among operating needs based on evolving priorities.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's project development costs and general marketing or general working capital requirements, or the Company's Board of Directors may pursue an alternative strategy, which would impact the allocations set forth above.

## DIRECTORS AND OFFICERS

The directors and officer of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Peter Perri III | Director and Chief Executive Officer | Director, Officer and Founder of the Company (December 2025 – Present)<br><br>*Responsible for overall corporate leadership, strategic direction, and oversight of the Company's operations.*<br><br>Managing Partner at Jupiter Island Capital, American Power Fund GP (April 2021 – Present)<br><br>*Originate and manage investments for the Company.*<br><br>Energy & Infrastructure Investment Banker at Young America Capital (July 2021 – Present)<br><br>*Raise capital and provide M&A advisory services for companies in energy and infrastructure.* | Bachelor of Arts in Economics from Davidson College (1997) |
| Vince Palmieri | Director, Chief Financial Officer, President, Secretary, and Treasurer | Director, Officer and Founder of the Company (December 2025 – Present)<br>*Responsible for overall corporate leadership, strategic direction, and oversight of the Company's operations.*<br><br>Managing Partner at Jupiter Island Capital, American Power Fund GP (April 2021– Present)<br><br>*Originate and manage investments for the Company.*<br><br>Energy & Infrastructure Investment Banker at Young America Capital (June 2021 – Present) | Bachelor of Science in Accounting from The Pennsylvania State University (1993)<br><br>Master of Business Administration from New York University (2003) |

22

| | | | |
|---|---|---|---|
| | | *Raise capital and provide M&A advisory services for companies in energy and infrastructure.* | |

**Peter Perri III**, Director and Chief Executive Officer

Peter has spent over 20 years building and financing real energy projects, not just talking about them. Peter is an entrepreneur and investor who focuses on reliable power infrastructure, especially the kind needed to support AI and large-scale electricity demand across Texas and the U.S.

As Managing Partner of Jupiter Island Capital, Peter works hands-on in developing power projects that can actually get built. Earlier in his career, Peter helped grow PowerPHASE, leading a $25 million equity raise backed by major energy players including Energy Impact Partners, NextEra Energy, and Xcel Energy.

Peter is known for connecting finance, strategy, and execution, and for building long-term relationships with utilities, manufacturers, and investors. Peter studied economics at Davidson College and completed advanced leadership and investing programs through business schools at Harvard University and University of California Los Angeles.

**Vince Palmieri**, Director, Chief Financial Officer, President, Secretary, and Treasurer

Vince is a seasoned investor with more than 25 years of experience building, backing, and exiting real businesses. As Co-Founder of Jupiter Island Capital, Vince helps set the firm's investment strategy, leads new opportunities, and works closely with portfolio companies from first check to exit.

Vince has been directly involved in sourcing deals, doing the diligence, structuring investments, and seeing them through execution. Over his career, Vince has worked on dozens of transactions across power generation, infrastructure, manufacturing, and industrial businesses, representing more than $300 million in total enterprise value.

Vince's recent work includes leading the $25 million sale of Autonet Mobile's IP assets to Lear Corporation and an $8 million investment in Optimus Manufacturing Solutions II. Vince is also deeply involved in investor relationships, working closely with limited partners as the firm grows.

**Indemnification**

Indemnification is authorized by the Company to managers, officers, directors, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 2 employees.

# CAPITALIZATION, DEBT, AND OWNERSHIP

## Capitalization

The Company's authorized Capital Stock consists of 20,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which 10,000,000 shares with the par value of $0.0001 per share shall be a separate class designated as Class A Common Stock ("**Class A Common Stock**"), and 10,000,000 shares with the par value of $0.0001 per share shall be a separate class designated as Class B Common Stock ("**Class B Common Stock**"). As of the date of this Form C, 10,000,000 shares of Class A Common Stock are issued and outstanding, and 875,000 shares of Class B Common Stock are issued and outstanding.

### *Outstanding Capital Stock*

As of the date of this Form C, the Company's outstanding Capital Stock consists of:

| Type | Class A Common Stock |
|---|---|
| **Amount Outstanding** | 10,000,000 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | Each holder of the Company's Class A Common Stock is entitled to 1 votes per share. |
| **Anti-Dilution Rights** | None. |
| **Other Rights** | Dividend and liquidation rights. |

| Type | Class B Common Stock |
|---|---|
| **Amount Outstanding** | 875,000 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | The Class B Common Stock is non-voting. |
| **Anti-Dilution Rights** | None. |
| **Other Rights** | Dividend and liquidation rights. |

### *Outstanding Options, Safes, Convertible Notes, Warrants*

As of the date of this Form C, the Company has no additional securities outstanding.

### *Outstanding Debt*

The Company has the following outstanding debt obligation:

On December 31, 2025, BrightForge Energy LLC ("**BrightForge**"), an affiliate of the Company, provided a loan to the Company in the principal amount of $112,200.00, as evidenced by an unsecured, non-interest-bearing promissory note (the "**Note**"). The loan was made in consideration of a subscription fee advance previously paid by BrightForge for the benefit of the Company under a software license agreement with a third-party data analytics provider. The Note has no scheduled amortization prior to maturity and matures on the earlier of (i) the date that is twenty-four (24) months following the final closing of the Company's crowdfunding or other equity round, and (ii) December 31, 2027. The Note is subordinated to any third-party institutional or project-level financing incurred by the Company in the ordinary course of business. The Company may prepay the Note in whole or in part at any time without penalty. Since inception, this loan has been the Company's sole source of funding.

**Previous Offerings of Securities**

On January 21, 2026, the Company issued 5,000,000 shares of its Class A Common Stock to each of Peter Perri III and Vince Palmieri, pursuant to separate Restricted Stock Purchase Agreements, for a purchase price of $500.00 per purchaser. The issuances were effected in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended. The proceeds were applied to general working capital.

Additionally, on January 21, 2026, the Company issued 875,000 shares of its Class B Common Stock to Jonathan Pinto pursuant to a Restricted Stock Purchase Agreement, for a purchase price of $87.50. This issuance was effected in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended. The proceeds were applied to general working capital.

**Ownership**

The table below lists the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount | Percentage Ownership (in terms of voting power) |
|------|--------|--------------------------------------------------|
| Peter Perri III | 5,000,000 shares of Class A Common Stock | 50% |
| Vince Palmieri | 5,000,000 shares of Class A Common Stock | 50% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u> and <u>Exhibit B</u>.**

## Operations

American Power Gen Co. (the "**Company**") was incorporated on December 8, 2025, under the laws of the state of Delaware and is headquartered in Houston, Texas.

## Cash and Cash Equivalents

As of December 31, 2025, the Company had cash and cash equivalents of $1,000.00. The Company has no operating history and, accordingly, no meaningful operating cash flows or monthly expenditure trends to disclose at this time.

## Liquidity and Capital Resources

The proceeds from this Offering are essential to the Company's operations.

The Company is a development-stage enterprise and does not currently generate operating revenues from electricity sales or other project operations. Accordingly, the Company's ability to continue advancing its development pipeline depends on the successful completion of this Offering and its ability to raise additional capital in the future.

The Company's long-term strategy—advancing development-stage power generation and related infrastructure projects toward construction readiness and monetization—will require substantially greater financial resources than the amounts sought in this Offering. Development-stage power projects typically require significant capital to maintain site control, advance environmental and air permitting, progress through ERCOT interconnection procedures, conduct engineering studies, and negotiate commercial arrangements. The Company anticipates that additional capital raises, strategic transactions, joint ventures, or project-level financings will be necessary to fully advance its current pipeline.

As of the date of this Form C, the Company does not have committed outside sources of capital other than the proceeds of this Offering and an unsecured, non-interest-bearing promissory note in the principal amount of $112,200 payable to BrightForge Energy LLC. The Note matures on the earlier of (i) 24 months following the final closing of a crowdfunding or equity financing round, or (ii) December 31, 2027, and is subordinated to third-party institutional or project-level financing. There can be no assurance that additional financing will be available on acceptable terms, or at all.

## Capital Expenditures and Other Obligations

On December 15, 2025, a software license agreement was entered into between a third-party and a separate third-party data analytics provider for access to a site selection and power generation analytics platform. The agreement has a twenty-four (24) month term and an aggregate contract value of approximately $190,000.00. On March 10, 2026 the agreement was assigned to the Company. The Company utilizes this platform in connection with its site selection analyses and related operational planning.

## Valuation

The Company has ascribed a pre-Offering valuation of $27,187,500.00 to the Company. The Securities offered hereby are priced based on that valuation, which was determined solely by management and is inherently subjective.

The valuation is not based on historical revenues, earnings, or operating cash flows, as the Company is a development-stage enterprise and has not generated operating revenues from electricity sales. The valuation reflects management's assessment of the Company's development pipeline, strategic positioning within the ERCOT market, perceived market opportunity associated with increasing demand for dispatchable generation and large-load infrastructure, and the potential future monetization of development-stage assets. The valuation was not determined based on an independent appraisal and may not reflect the price at which securities could be sold in an arm's-length transaction. Investors should not rely on the valuation as an indication of the Company's current or future value, and there can be no assurance that future financing rounds, if any, will occur at the same or higher valuation.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

There are several ways to value a company, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a series of securities offerings in order to purchase equipment).

Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They many use different valuation methodologies, or different assumptions about the Company's business and market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Material Changes and Other Information**

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A and Exhibit B for subsequent events and applicable disclosures.

# TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds 5% of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## Related Person Transactions

On March 10, 2026, the Company entered into an assignment and novation agreement with Jupiter Island Capital LLC, an affiliate of the Company, and a third-party provider, pursuant to which Jupiter Island Capital LLC assigned to the Company a software license agreement for a site selection and power generation analytics platform, and the Company assumed all obligations thereunder from and after such date. As a result, the Company is responsible for the remaining payment obligations under the agreement, which are expected to total approximately $167,500.

On December 31, 2025, the Company issued an unsecured, non-interest-bearing promissory note in the principal amount of $112,200 to BrightForge Energy LLC, an affiliate of the Company. Please refer to the section titled "*Capitalization, Debt, and Ownership – Outstanding Debt*" for more information.

## Conflicts of Interest

The Company is not aware of any current material conflicts of interest.

**THE OFFERING AND THE SECURITIES**

**The Offering**

*Overview*

The Company is offering a minimum amount of $100,001.70 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,999.61 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**"), at a purchase price of $2.50 per share on a contingency basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

*Crowdfunding SPV*

As an investor in this Offering, you will be purchasing membership interests in American Power Gen CF LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement attached hereto as Exhibit G. The Crowdfunding SPV was organized as a Delaware limited liability company for the sole purpose of serving as a conduit for Investors to invest in the Company and will not have a separate business purpose. An investment in the Crowdfunding SPV will allow Investors to achieve the same economic exposure, voting power, and information rights in the Class B Common Stock, as if they had invested directly with the Company.

*Perks*

Affiliate Outreach Bonus

The Company is offering a bonus equity incentive to certain individuals who previously expressed interest in investing in an affiliated fund vehicle.

*Eligibility*

Investors will be eligible to receive bonus Securities if they are whitelisted by the Company, in its sole and absolute discretion, for participation in the affiliate fund bonus program.

Notwithstanding the foregoing, no Investor shall have any right or entitlement to receive bonus Securities based on any prior expression of interest, communication, outreach, or relationship. All determinations regarding eligibility, the amount of any bonus Securities, and the terms thereof shall be made by the Company in its sole discretion, and the Company reserves the right to modify, suspend, or terminate the bonus program at any time.

*Bonus Structure*

Eligible Investors will receive ten percent (10%) additional Securities being offered in this Regulation CF Offering.

The bonus Securities will:

- Be issued at no additional cost to the Investor;
- Be calculated based on the dollar amount invested in this Offering; and
- Have the same rights, preferences, privileges, restrictions, and transfer limitations as the Securities purchased in this Offering.

*Administration of the Affiliate Outreach Bonus*

The bonus will be administered through a designated eligibility identification process maintained in connection with the Offering. The Company will designate certain prospective investors as eligible for the bonus based on prior and/or ongoing outreach conducted by or on behalf of an affiliated fund, including by compiling a list of associated email addresses.

If an investor who has been so designated subscribes for Securities in the Offering using an email address that matches the Company's eligibility records, such investor will automatically receive the applicable 10% bonus Securities at the time of investment. The determination of whether an investor qualifies for the bonus will be made by reference to such matching process.

The Company reserves the right, in its sole discretion, to verify an investor's eligibility for the bonus, to request additional information or documentation in connection therewith, and to adjust or withhold the issuance of bonus Securities if it determines that the applicable eligibility criteria have not been satisfied.

*Additional Information*

- This bonus applies solely to individuals identified through the fund's prior or qualifying outreach activities.
- The bonus is not transferable and may not be combined with other incentive programs unless expressly disclosed by the Company.
- The issuance of bonus Securities will result in additional dilution to Investors who do not qualify for the bonus.

Time-Based Bonus

The Company is offering additional bonus Securities to Investors who invest within specified time periods following the launch of this Offering.

*Eligibility*

Investors will be eligible to receive Time-Based Bonus Securities if they:

- Complete an investment through the funding portal within the applicable promotional period measured from the date of the initial Form C; and
- Satisfy all investment requirements and subscription procedures established by the Intermediary.

For purposes of determining eligibility:

- The "first bonus period" began on March 25, 2026 (the "**Launch Date**"), and continued through 11:59 PM Eastern Time (EST) on April 24, 2026.
- The "second bonus period" began immediately following the expiration of the first bonus period and will continue through 11:59 PM EST on June 26, 2026.

The time-based bonus structure described herein shall apply retroactively to all eligible investments accepted by the Company on or after the Launch Date, including investments completed prior to the filing of this amended Form C reflecting such revised bonus periods. The Company reserves the right to interpret eligibility based on the timestamp recorded by the Intermediary.

*Bonus Structure*

Eligible Investors will receive bonus Securities as follows:

- 5% additional Securities if the investment is completed within the "first bonus period" of the Offering;
- 3% additional Securities if the investment is completed within the "second bonus period" of the Offering.

The bonus Securities will:

- Be issued at no additional cost to the Investor;
- Be calculated based on the dollar amount invested in this Offering; and
- Have the same rights, preferences, privileges, restrictions, and transfer limitations as the Securities purchased in this Offering.

Amount-Based Bonus

The Company is also offering additional bonus Securities based on the aggregate dollar amount invested by an Investor in this Offering.

*Eligibility*

Investors will be eligible to receive Amount-Based Bonus Securities if their total investment in this Offering equals or exceeds the applicable threshold amount listed below. Eligibility will be determine based on the aggregate dollar amount of Securities purchased by a single Investor account through the Intermediary.

*Bonus Structure*

Eligible Investors will receive bonus Securities as follows:

- 3% additional Securities for investments of $2,500 or more;
- 5% additional Securities for investments of $5,000 or more;
- 10% additional Securities for investments of $10,000 or more; or
- 15% additional Securities for investments of $25,000 or more.

The amount-based structure described herein shall apply retroactively to all eligible investments accepted by the Company on or after the Launch Date, including investments made prior to the filing of this amended Form C reflecting such revised bonus amounts. Existing eligible investors will automatically receive the benefit of the revised bonus terms and are not required to take any additional action. Please note that the applicable bonus percentage corresponds to the highest threshold by the Investor's aggregate investment amount.

The bonus Securities will:

- Be issued at no additional cost to the Investor;
- Be calculated based on the total dollar invested in this Offering; and
- Have the same rights, preferences, privileges, restrictions, and transfer limitations as the Securities purchased in this Offering.

Maximum Aggregate Bonus Limitation

Notwithstanding anything to the contrary herein, the maximum aggregate amount of bonus Securities that any single Investor may receive in connection with this Offering, whether pursuant to the Affiliate Outreach Bonus, the Time-Based Bonus, or the Amount-Based Bonus shall not exceed twenty percent (20%) of the number of Securities otherwise purchased by such Investor in this Offering (the "**Bonus Cap**").

For the avoidance of doubt, if an Investor qualifies for multiple bonus programs, the total number of bonus Securities issued to such Investor shall be limited to the Bonus Cap, and any bonus amounts in excess thereof shall be automatically reduced or reallocated by the Company to comply with this limitation. The Company shall determine the application of the Bonus Cap in its sole discretion.

General Bonus Terms

For the avoidance of doubt, the Amount-Based Bonus and the Time-Based Bonus may be combined, subject in all cases to the Bonus Cap described above.

Fractional Securities will not be issued in connection with any bonus program. Any bonus Securities otherwise issuable shall be rounded down to the nearest whole Security.

All bonus Securities and other incentives described herein will be allocated to Investors upon the termination of the Offering, unless otherwise determined by the Company in coordination with its registrar or transfer agent. The date and time of a funded subscription, as recorded by the Intermediary, will be used to determine eligibility for, and allocation of, any applicable Perks.

DealMaker Securities LLC has not been engaged to assist in the distribution of any bonus Securities or Perks and will not receive any compensation in connection therewith.

*Investor Confirmation Process*

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC (the "**Intermediary**"), including executing the subscription agreement for the purchase of the Crowdfunding SPV's non-voting common membership interests (the "**SPV Subscription Agreement**"), and complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Enterprise Bank & Trust until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Once the Offering Deadline is within 48 hours, investment commitments become irrevocable and may not be canceled for any reason, even if made during this period. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

*Material Changes*

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering, and the Investor will receive the Securities in exchange for their investment.

*Intermediate Closings*

In the event an amount exceeding the Target Offering Amount, by at least 10% is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all Investors will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new Offering deadline.

*Investor Limitations*

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

*Commission/Fees*

The Intermediary will receive a cash commission in the amount of 8.5% of the dollars raised in the Offering. The Intermediary and its affiliates will receive monthly fees totaling $15,000.00.

**The Securities**

We request that you please review this Form C, the Company's Amended and Restated Certificate of Incorporation attached as Exhibit D (the "**Charter**"), form of Bylaws attached as Exhibit E (the "**Bylaws**"), the operating agreement of the Crowdfunding SPV attached as Exhibit F, the, the SPV Subscription Agreement attached as Exhibit G, and the Primary Issuer Subscription Agreement between the Company and the SPV attached as Exhibit H, (collectively, the "**Governing Agreements**"), in conjunction with the following summary information. All statements in this section are qualified in their entirety with reference to the Governing Agreements.

*Terms of the Class B Common Stock*

*Voting and Control*

Pursuant to the Company's Charter, shares of Class B Common Stock are non-voting and shall have no right to notice of any stockholders' meeting, except as otherwise required by applicable law.

Except for voting rights, the rights, preferences, powers, privileges, restrictions, qualifications and limitations of the Class B Common Stock are identical to those of the Company's Class A Common Stock, and for all purposes under the Charter, the Class A Common Stock and the Class B Common Stock together constitute a single class of capital stock of the Company.

As a result, holders of Class B Common Stock will not have the ability to vote on the election of directors or on other matters submitted to a vote of stockholders, except to the limited extent required by law.

The Company and its stockholders are subject to the Charter and Bylaws, which provide for, among other things, the authority of the Board of Directors to fix the number of directors and manage the business and affairs of the Company.

*Dividend Rights*

Holders of Class B Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefor, subject to applicable law and the Charter. Holders of Class B Common Stock participate ratably with the holders of Class A Common Stock in any dividends declared by the Board. The Company has not indicated any obligation to declare dividends, and the declaration of dividends remains within the discretion of the Board of Directors.

*Right to Receive Liquidation Distributions*

In the event of the Company's liquidation, dissolution, or winding up, holders of Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders, after payment of all debts and liabilities of the Company and subject to applicable law. The Class B Common Stock participates in such distributions on the same pro rata basis as the Class A Common Stock.

*Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have, indirectly, in the Company.

*Rights and Preferences*

The Class B Common Stock does not have any special rights, preferences, or privileges other than those set forth in the Charter. The Company reserves the right to amend its Charter in the manner prescribed by statute, which may adversely affect the rights of holders of Class B Common Stock, subject to applicable law.

*Restrictions on Transfer*

The Bylaws provide that no holder of shares of stock of the Company may sell, transfer, assign, pledge, or otherwise dispose of or encumber any shares without the prior written consent of the Company, acting through its Board of Directors.

In addition, prior to any permitted transfer:

- The transferring stockholder must provide written notice to the Company specifying the proposed transferee and the terms of the proposed transfer.
- The shares are subject to a right of first refusal in favor of the Company (and/or its assignees), exercisable within the time period specified in the Bylaws.
- Any transfer not made in strict compliance with the Bylaws will be null and void and will not be recorded on the books of the Company.

The foregoing transfer restrictions, including the right of first refusal, terminate upon the first public offering of the Company's securities pursuant to an effective registration statement under the Securities Act of 1933.

Certificates (or, in the case of uncertificated shares, written notices) representing shares will bear appropriate legends reflecting the transfer restrictions and right of first refusal set forth in the Bylaws.

*Other Material Terms*

- The Securities do not have a stated return.

*Limitations on Investor Rights; Minority Holder Considerations*

As a holder of Class B Common Stock, you will be a minority stockholder of the Company and, as such, will have limited rights with respect to the Company's corporate actions. These actions may include, without limitation, additional issuances of securities, repurchases of securities by the Company, a sale of the Company or its significant assets, and transactions involving related parties. Investors in this Offering may hold rights that are more limited than those of other investors and will have minimal ability to influence the Company's management or corporate affairs.

The Class B Common Stock does not carry any voting rights, whether with respect to the election of directors or other matters submitted to a vote of stockholders, except to the limited extent required by applicable law. Accordingly, holders of Class B Common Stock will not have the ability to participate in stockholder voting decisions or to approve amendments to the Charter or Bylaws, which may be effected in accordance with applicable law and may adversely affect the rights of holders of Class B Common Stock.

In addition to the Governing Agreements, the rights of holders of Class B Common Stock are subject to the terms of the Charter and Bylaws. All statements in this Form C Offering Statement regarding voting rights and control are qualified in their entirety by reference to the Governing Agreements.

*Dilution*

Investors should be aware of the potential for dilution. When an investor acquires securities representing an ownership interest in a company, the investor's percentage ownership may decrease over time as a result of the issuance of additional securities by the Company. This decrease in ownership percentage is commonly referred to as dilution.

Dilution may occur if the Company issues additional shares of capital stock or other equity interests. As a result, although the overall value of the Company may increase, the proportionate ownership interest represented by an Investor's Securities will decrease, and the Investor will hold a smaller percentage of a larger enterprise. The number of outstanding securities may increase for a variety of reasons, including, without limitation, equity offerings (such as an initial public offering, subsequent crowdfunding offerings, venture capital financings, or angel investments), the exercise of employee equity awards, or the conversion of convertible instruments into equity securities.

If the Company issues additional securities, Investors may experience dilution in value, with each share representing a smaller portion of the Company's overall value, as well as dilution in control, with a corresponding reduction in ownership percentage. Investors may also experience dilution in earnings per share; however, such impact is generally relevant only if the Company declares dividends, which early-stage companies typically do not, as they generally reinvest earnings to support growth.

Accordingly, Investors should carefully consider that actions taken by the Company may result in a reduction in the value of the Securities, ownership percentage, voting influence, and earnings per share.

***Transfer Agent and Registrar***

DealMaker Transfer Agent LLC will act as transfer agent and registrar for the Securities.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

## DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Peter Perri III
_____
(Signature)

Peter Perri III
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peter Perri III
_____
(Signature)

Peter Perri III
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

May 29, 2026
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Vince Palmieri
_____
(Signature)

Vince Palmieri
_____
(Name)

Director
_____
(Title)

May 29, 2026
_____
(Date)

# EXHIBIT A

*Company Audited Financial Statements*

## EXHIBIT B

*American Power Gen CF LLC Audited Financials*

**EXHIBIT C**

*Offering Page found on Intermediary's Portal*

**EXHIBIT D**

*American Power Gen Co. Amended and Restated Certificate of Incorporation*

**EXHIBIT E**

*American Power Gen Co. Bylaws*

*American Power Gen CF LLC Operating Agreement*

## EXHIBIT G

*American Power Gen CF LLC Subscription Agreement*

## EXHIBIT H

*Primary Issuer Subscription Agreement*

**EXHIBIT I**

*Pitch Deck*

**EXHIBIT J**

*Video Transcript*